ING Life Insurance and Annuity Company
and its Variable Annuity Account B

Individual Nonqualified Variable Annuity

Supplement dated December 3, 2010 to the Contract Prospectus
dated April 30, 2010, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

Effective July 30, 2010, ING Funds Distributor, LLC changed its name to ING Investments Distributor, LLC. Accordingly, all references to ING Funds Distributor, LLC in the Contract Prospectus are deleted and replaced with ING Investments Distributor, LLC.

Please Note: The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.

Important Information Regarding Fund Changes

1. **Effective January 4, 2011**, the investment objective for the ING Thornburg Value Portfolio will change to "Seeks long-term capital appreciation, and secondarily current income."

2. **Effective after the close of business on or about January 21, 2011**, the following fund name change, subadviser change, and investment objective change will occur:

    The **ING Oppenheimer Global Strategic Income Portfolio** will:
    - Change its subadviser to ING Investment Management Co. ("ING IM"), under an interim-subadvisory agreement;
    - Change its name to ING Global Bond Portfolio; and
    - Change its investment objective to "Seeks to maximize total return through a combination of current income and capital appreciation."

    Accordingly, effective after the close of business on or about January 21, 2011, all references to ING Oppenheimer Global Strategic Income Portfolio in the Contract Prospectus are deleted and replaced with ING Global Bond Portfolio.

3. **Effective as of the dates noted above**, the information for the ING Oppenheimer Global Strategic Income Portfolio and ING Thornburg Value Portfolio appearing in the Contract Prospectus under Appendix II – Description of Underlying Funds is deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Global Bond Portfolio *(formerly ING Oppenheimer Global Strategic Income Portfolio)* **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Partners, Inc. – ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily current income.

Notice of Upcoming Fund Reorganization

1. The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about January 21, 2011, (the "Reorganization Date") the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Legg Mason ClearBridge Aggressive Growth Portfolio (I Class)	ING Large Cap Growth Portfolio (Class I)

Important Information about the Upcoming Fund Reorganization

- Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Disappearing Portfolio to any other available subaccount or any available fixed interest option. **See also the Transfers Among Investment Options section of your Contract Prospectus for further information about making transfers, including limits on transfers.**
- On the Reorganization Date, your investment in the subaccount that invests in the Disappearing Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the reorganization.
- Unless you provide us with alternative allocation instructions, all future allocations directed to the subaccount that invests in the Disappearing Portfolio after the Reorganization Date will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:
  - ING
  - USFS Customer Service
  - Defined Contribution Administration
  - P.O. Box 990063
  - Hartford, CT 06199-0063
  - 1-800-262-3862
- After the Reorganization Date, the Disappearing Portfolio will no longer exist and all references to it in the Contract Prospectus will be replaced by the corresponding Surviving Portfolio.

2. As a consequence of the reorganization involving the ING Legg Mason ClearBridge Aggressive Growth Portfolio referenced above, effective on the Reorganization Date, Class I of the ING Large Cap Growth Portfolio will automatically be added to your contract as an investment option. Accordingly, effective after the close of business on or about January 21, 2011, the following information regarding the ING Large Cap Growth Portfolio is added to Appendix II – Description of Underlying Funds in the Contract Prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there will be no change to the hypothetical examples shown in the Contract Prospectus.